82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

03037437

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z.HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	18.11.2003 Di
BETREFF/REF:	PRESS RELEASE
SEITEN/PAGES	5

03 NOV 18 AM 7:21

SUPPL

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

11/18

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

November 18, 2003

Results for the first three quarters of 2003:

HIGH PROFITABILITY MAINTAINED IN A STRONG THIRD QUARTER

- ***Operating profit again at last year's record level***
- ***Third-quarter capacity utilization of MM board machines exceeds 2nd quarter***
- ***Positive development of business in the folding carton sector***
- ***Seasonally lower utilization expected during 4th quarter***

In a weak economic environment, the Mayr-Melnhof Group demonstrated a continuous robust development of earnings during the first three quarters of 2003. Cost reduction measures had absolute priority. In accordance with the Company's strategy, cartonboard production was adjusted to the order trend by increasing machine downtime during the second and third quarter in order to be able to retain the level of prices for cartonboard in Europe.
As the folding carton business predominantly focuses on non-durable consumer goods, it demonstrated a highly stable development and benefited especially from site specialization as well as from the successful development of the Graphia acquisition in the previous year.

Group Key Indicators

US GAAP, unaudited

consolidated in EUR millions	**1-9/2003**	1-9/2002	+/-
Sales	1,007.9	940.4	+7.2%
Operating profit	105.3	105.2	+0.1%
Operating margin	10.4%	11.2%	
Net interest expense	(0.6)	(1.2)	
Result before income taxes and minority interests	101.7	104.3	-2.5%
Income taxes	(36.1)	(37.7)	
Net income	64.7	66.2	-2.3%
in % of sales	6.4%	7.0%	

Consolidated sales rose by 7.2 % (EUR 67.5 million) to EUR 1,007.9 million (Q1-3 2002: EUR 940.4 million). This increase essentially results from the acquisitions in 2002.

At EUR 105.3 million, operating profit attained last year's record level (Q1-3 2002: EUR 105.2 million).

Net interest expense decreased by EUR 0.6 million in comparison with the previous year's level to EUR –0.6 million.
"Other-net" of EUR -3.0 million mainly includes the results from a valuation adjustment of the shares held in Reno de Medici S.A.
Income before income taxes and minority interests amounted to EUR 101.7 million (Q1-3 2002: EUR 104.3 million).

Income taxes stood at EUR 36.1 million, which is EUR 1.6 million less than the previous year's period. Optimizations in the third quarter resulted in an effective tax rate for the period of 35.5 % (Q1-3 2002: 36.1 %).

Net income amounted to EUR 64.7 million (Q1-3 2002: EUR 66.2 million).

Development in the Third Quarter

As expected, it remained necessary in the third quarter to adjust cartonboard production to market conditions by taking selective downtime. Capacity utilization of MM-Karton reached 91 % after 83 % in the second quarter. This improvement in comparison to the previous quarter resulted above all from an increase in sales in the non-European export markets. The price levels could by and large be maintained despite increasing pressure in Europe. MM-Karton's average revenue per ton, however, has fallen compared to the second quarter due to decreasing prices on non-European markets.

During the third quarter MM-Karton fully completed the sale of the remaining assets of the Swiss Emil Christ AG cartonboard mill which ceased production more than two years ago. The resulting loss before taxes of EUR 1.7 million has been included in the item "Other operating (income) expense – net."

In the folding carton sector, both MM-Packaging and MM-Graphia were successful in continuing the positive development of business during the third quarter. In particular, MM-Graphia gained from increased sales of cigarette packaging, which were able to more than compensate this summer's reduction in chocolate packaging.

At EUR 34.8 million, the Group's operating profit was up EUR 3.7 million compared to the previous quarter (EUR 31.1 million). This improvement is mainly due to the increased profit contribution of MM-Graphia. As a result of tax optimization effects, the Group's tax rate came down to 27.8 % (2nd quarter 2003: 40.1 %). Therefore, period net income totaled EUR 25.8 million after EUR 16.7 million in the previous quarter or EUR 22.7 million in the third quarter of 2002.

MM-KARTON

For several quarters, the situation on the European cartonboard markets has been characterized by ongoing short-term, but continuous demand. On the Middle Eastern and Asian markets, it was possible to sell more cartonboard in the third quarter due to significant price concessions following a noticeable decline in orders during the first half-year. This can be interpreted as a harbinger of competition from the new Chinese board machines.

The average order backlog during the first three quarters of 2003 amounted to approximately 50,000 tons after 88,000 tons in the previous year, thus reflecting customers' sustained short-term planning. In line with the strategy to hold up the price structure through volume discipline, cartonboard production was adjusted to market conditions by selective downtime. This resulted in an 89 % capacity utilization at MM-Karton for the period from January to September 2003 (Q1-3 2002: 97 %).

Corresponding to the development of market demand, waste paper prices showed a fairly stable trend despite a short-term rise during the second quarter and an increase at the end of the third quarter, which had mainly seasonal reasons.

Production for the first nine months of 2003 was at approximately 1,088,000 tons. This is equal to a reduction by 2.1 % compared to the previous year (1,111,000 tons). At 1,082,000 tons, the volume dispatched was 2.6 % below the previous year's period, with Europe accounting for approximately 79 % of this amount (Q1-3 2002: 78 %).

Sales, however, decreased by only 2.1 % as it has been possible to maintain the average sales price above the level of the same period in 2002. Operating profit declined from EUR 72.0 million to EUR 62.2 million particularly as a result of increased machine downtime. This led to an operating margin of 10.7 % (Q1-3 2002: 12.2 %).

MM-PACKAGING

During the first three quarters of 2003, MM-Packaging held up very well against a highly competitive European folding carton market and a weak economy in the major markets. Due in particular to the specialization of individual production sites in specific segments such as food, detergents, and specialty packaging as well as continuous investments in state-of-the-art technology, it has been possible to keep sales at a high level and to continue to improve efficiency in production. In line with overall European economic development, price competition has further increased since mid-year in the folding carton segment as well.
Approximately 235,000 tons of cartonboard were converted during the period from January to September 2003. Sales totaled EUR 301.3 million and operating profit reached EUR 19.0 million. Consequently, an operating margin of 6.3 % was achieved.

MM-GRAPHIA

In the first three quarters of 2003, the market for cigarette packaging was characterized by high stability in Western Europe and by continued growth in Eastern Europe, with some significant regional differences. While Russia is temporarily losing dynamic, consumption is markedly up in the Ukraine. In addition, competition between the various brands has considerably increased.
In the market segment of high-grade confectionary packaging, demand continued to demonstrate a relatively stable development despite a decline in chocolate goods during the summer.

The converted tonnage of cartonboard and paper totaled approximately 70,000 tons. Sales for the first three quarters of 2003 reached EUR 200.1 million and operating profit amounted to EUR 24.1 million. This resulted in an operating margin of 12.0 %.

OUTLOOK

Ongoing stagnation in Western Europe, the main market of the Mayr-Melnhof Group, will continue to influence the demand for cartonboard and folding cartons during the coming months. Therefore, no change in customers' planning patterns in the near future is expected. Thus, the forecast horizon will remain extremely short term.

In mid-November, the order backlog of MM-Karton was still at an unaltered level. As in the past, it will remain our target to counter price erosion. Accordingly, cartonboard production will be adjusted to market conditions. For the fourth quarter, at any rate, capacity utilization is expected to be lower than in the third quarter due to seasonal reasons. On the cartonboard markets in the Middle and Far East, a change in the price situation is not expected.

In line with the development of the paper and cartonboard markets, we still consider the upward potential, in particular for waste paper prices, to be limited.

Regarding sales performance of MM-Packaging, we expect ongoing satisfactory utilization, despite increasing pressure on prices.
At MM-Graphia, we anticipate that the very satisfactory development in the third quarter will be followed by a temporary consolidation in the fourth quarter due to high stock resulting from the implementation of the EU directive on warning texts.

All Divisions will continue energetic implementation of cost saving programs.

Overall, we remain confident that we will be able to close the 2003 financial year with high level results.

- The report for the first three quarters of 2003 is available on the Company website http://www.mayr-melnhof.com

- Preliminary results for 2003 will be released March 10, 2004.

For further information please contact:
Stephan Sweerts-Sporck, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195
E-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com